U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number 000-23967

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[x] Form 10-K   [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended:  December 31, 2000
                  ------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: Item 10 ("Directors and Executive Officers of the Registrant"), Item 11 ("Executive Compensation"), Item 12 ("Security ownership of Certain Beneficial Owners and Management") and Item 13 ("Certain Relationships and Related Transactions")

--------------------------------------------------------------------------------
Part I - Registrant Information
--------------------------------------------------------------------------------

     Full Name of Registrant:           WidePoint Corporation

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number):

                                        One Mid-America Plaza
                                        Oakbrook Terrace, Illinois 60181

--------------------------------------------------------------------------------
Part II - Rules 12b-25(b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject portion of the Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III - Narrative
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the subject portion of the Form 10-K could not be filed within the prescribed time period.

     The Company previously filed its Form 10-K in a timely manner on April 2, 2001. The information required by Part III of the Form 10-K was to be incorporated by reference from the Company's definitive proxy material to be filed with the Securities and Exchange Commission prior to April 30, 2001 (120 days after the end of the Company's fiscal year cover by its Form 10-K). However, the Company has now delayed its Annual Meeting of Stockholders and, as such, the Company will not be filing its definitive proxy material with the Commission by April 30, 2001. Accordingly, the Company will now require additional time to prepare the information required by Part III of the Form 10-K.

--------------------------------------------------------------------------------
Part IV - Other Information
--------------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:

                    Thomas L. James               202-295-4012
--------------------------------------------------------------------------------
                      (Name)                     (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              WidePoint Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   April 30, 2001          By:/s/  Michael C. Higgins
      ----------------             ---------------------------------------------
                                        Michael C. Higgins
                                        President and Chief Executive Officer


                                       3